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                              SNELL & WILMER L.L.P.
                               600 Anton Boulevard
                                   Suite 1400
                        Costa Mesa, California 92626-7689
                            TELEPHONE: (714) 427-7000
                            FACSIMILE: (714) 427-7799


   Mark R. Ziebell
     714.427.7402
  mziebell@swlaw.com                                            July 31, 2008


VIA FEDERAL EXPRESS
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn.: Ryan C. Milne, Accounting Branch Chief


RE:      PROTEO, INC. (THE "COMPANY")
         FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007
         FILE NO. 000-30728

Dear Mr. Milne:

         Reference is made to the letter dated July 21, 2008 from the Securities Exchange Commission (the "Commission"), in which the Commission commented that the Company does not appear to have disclosed its conclusion with respect to its evaluation of internal control over financial reporting as required by Item 308T(a)(3) of Regulation SB.

         The Company notes the Commission's comment and has revised its disclosure in Item 8A(T) of if Form 10-KSB for the fiscal year ended December 31, 2007 to include its conclusion with respect to its evaluation of internal control over financial reporting. For your reference, enclosed please find a copy of Amendment No. 1 to the Company's Form 10-KSB/A for the fiscal year ended December 31, 2007.

         The Company hereby acknowledges to the Commission the following:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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Mr. Ryan C. Milne
July 31, 2008
Page 2


         If you have any questions, please do not hesitate to give me a call at
(714) 427-7402.

                                                     Very truly yours,

                                                     Snell & Wilmer

                                                     /s/ MARK R. ZIEBELL

                                                     Mark R. Ziebell
MRZ:rp